Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 3 DATED FEBRUARY 17, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•	Update our asset acquisitions,
•	Update our plan for distribution of shares,
•	Update the calculation of the asset management fee, and
•	Update to our Share Repurchase Program

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

 Acquisition of Parkway Plaza Mezzanine Financing – San Antonio, TX

Parkway Plaza Mezzanine Financing — San Antonio, TX

On February 17, 2017, we acquired a $3,400,000 mezzanine financing (“Mezzanine Debt”) related to the refinancing of a 189,388 square foot five  building office portfolio located in San Antonio, TX. The borrower is a special purpose entity wholly owned by the operator and its affiliates for the purpose of this transaction. The refinance enabled the operator to pay off the existing senior loan, buy out an equity partner and secure additional financing for tenant improvements and leasing commission costs associated with recently signed leases. The senior loan includes $1,000,000 of reserve dollars for future leasing costs. After this refinance, the capital structure is made up of (i) $4,800,000 in equity, (ii) $26,585,000 in senior debt and (iii) $3,400,000 in mezzanine financing (held by us).

We acquired the Mezzanine Debt from Realty Mogul, Co. for a purchase price of $3,407,552, which represents the $3,400,000 principal amount plus $7,552 of accrued but unpaid interest through the purchase date. The acquisition funded with a loan from Realty Mogul, Co. The interest rate on the loan is prime (3.75% as of the date of this filing) and has a maturity date of February 17, 2022 at which time the principal and all interest owed will become due and payable.

The property is located in San Antonio, Texas within Bexar County. San Antonio is the county seat of Bexar County and was originally established as a Spanish Mission. Due to San Antonio’s strategic location in south central Texas, it has historically been the economic hub of the region. The U.S. Census population estimates rank San Antonio the seventh largest city in the United States and the second largest in Texas behind Houston with a population of nearly 1.47 million people as of July 1, 2015. San Antonio’s population grew at a rate of 10.7% from 2010 to 2015, a number that exceeds the national average of 4.1% over the same period.

The property was built between 1999 and 2002 and consists of five, single-story buildings located directly adjacent to San Antonio International Airport with immediate access to Interstate 410 (Loop 410).  The location also provides easy access to Stone Oak and Alamo Heights, the two highest end demographic areas in San Antonio. The property is currently 93.6% occupied with a diverse rent roll spanning multiple industries including retail, finance, telecommunications, technology and professional services. 43.2% of the rentable square footage is leased to national tenants including J. Crew, ADT, Time Warner Cable and T-Mobile.

The Mezzanine Debt, which represents 11% of the total planned financing for the property, has a fixed interest rate of 10% with an original term of three years. A new appraisal of the property, completed in September 2016 by an independent real estate appraiser, valued the property at $34,100,000 ($180/SF) as-is with a prospective October 2019 value of $36,700,000 ($194/SF).

Since 2011, the sponsor of the transaction has acquired of nineteen assets with a combined purchase price of over $290 million. These acquisitions include eleven office assets, totaling approximately $249 million.

Distribution of Shares

The following information supersedes and replaces the second full paragraph on the third cover page of the Offering Circular:

We intend to distribute our shares to the public exclusively online through the Realty Mogul Platform and select registered investment advisers, or RIA partners. The Realty Mogul Platform is an online investment platform (www.realtymogul.com) that allows qualified investors to invest in real estate-related equity or debt opportunities that may have been historically difficult to access for some investors.  Through the use of the Realty Mogul Platform, investors can browse and screen real estate investments, view details of an investment and commit to invest online. The Realty Mogul Platform is owned and operated by our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and of our Manager.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Service Providers — Who is RM Technologies, LLC?”:

RM Technologies, LLC owns and operates an online investment platform, www.realtymogul.com, which is referred to as the Realty Mogul Platform in this offering circular. With the exception of offering our shares online through select RIA partners, our shares will be offered exclusively through the Realty Mogul Platform.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Service Providers — What is the Realty Mogul Platform?”:

The Realty Mogul Platform is an online investment platform for commercial real estate, often times referred to as an investment marketplace.  The Realty Mogul Platform is owned by one of our affiliates, RM Technologies, LLC.  With the exception of offering our shares online through select RIA partners, we will offer our common shares pursuant to this offering exclusively on the Realty Mogul Platform.  Additionally, the Realty Mogul Platform gives qualified investors the ability to:

•	browse investment offerings based on investment preferences including location, asset type, and risk and return profile;

•	transact entirely online, including digital legal documentation, funds transfer, and ownership recordation;
•	manage and track investments easily through an online dashboard; and
•	receive automated distributions and/or interest payments, and regular financial reporting.

The following information supersedes and replaces the section of the Offering Circular captioned “Risk Factors — Risks Related to the Investment Platform  —The Realty Mogul Platform may not operate as we anticipate?”

With the exception of offering our shares online through select RIA partners, we intend to distribute our shares to the public exclusively through the Realty Mogul Platform.  We also expect that the Realty Mogul Platform will be a source of investment leads for the Company.  Potential sponsors and borrowers of real estate opportunities come directly to the Realty Mogul Platform to seek financing for their projects.  We anticipate that we will be able to use the Realty Mogul Platform to sell our shares, and that sponsors and borrowers of real estate opportunities will continue to seek financing for their projects through the Realty Mogul Platform.  If the Realty Mogul Platform experiences technical challenges that inhibit our ability to sell shares through the platform or if sponsors and borrowers do not continue to seek financing through the Realty Mogul Platform, we may need to implement more manpower-intensive strategies to sell our shares or source investments, which could lead to an increase in expenses and a corresponding decrease in the value of our common shares.

Asset Management Fee

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about Expenses — What fees will you pay to the Manager or any of its affiliates?”:

We will pay our Manager a monthly asset management fee at an annualized rate of 1.00% payable in arrears, which, through September 30, 2017, will be based on our net offering proceeds as of the end of each month, and thereafter will be based on our NAV at the end of each prior month.  We will also pay the applicable RM Lender a special servicing fee for any non-performing debt investment at an annualized rate of 1.00%, which will be based on the original value of such non-performing debt investment, and will cover the increased administrative costs to the RM Lender to handle the non-performing asset.  The payment of the special servicing fee shall be in addition to any third party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by the RM Lenders.  Our Manager will determine, in its sole discretion, whether an asset is non-performing.  In addition, for loans serviced by one of our affiliates, we will pay the applicable RM Lender a servicing fee equal to 0.50% calculated as an annual percentage of the principal balance of the asset plus accrued interest. We will also pay an up-front set-up fee for servicing the loan.  In the event that we terminate a servicing arrangement with an RM Lender, we may be required to pay separation fees.

The payment by us of fees and expenses will reduce the cash available for investment and distribution and will directly impact our NAV.  See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

The following information supersedes the corresponding information located in the section of the Offering Circular captioned “Management Compensation” and all other corresponding references to the asset management fee to be paid to our Manager”:

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Asset Management Fee —Manager

Monthly asset management fee equal to an annualized rate of 1.00% payable in arrears, which, through September 30, 2017, will be based on our net offering proceeds as of the end of each month, and thereafter will be based on our NAV at the end of each prior month.

Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations. The asset management fee, assuming the maximum amount of this offering is raised and we utilize leverage of 25% (the high end of the Company’s disclosed target leverage range), will be $625,000 annually.

Since we intend to use leverage only on certain assets, the actual fee may vary depending on the concentration of assets in our portfolio.

Share Repurchase Program

The following information supplements the section of the Offering Circular captioned “Description of Our Common Shares— Quarterly Share Repurchase Program”:

In the event that a shareholder requests repurchase of 100% of the shares owned by the shareholder on the date of presentment, the Company will waive the one-year holding period requirement for any shares presented that were acquired pursuant to the Company’s distribution reinvestment plan.